2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel: 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.2

Kuwait: Total Renews Technical Assistance Contract with KOC

Paris, September 6, 2004 - Total has renewed its technical assistance contract with state-owned Kuwait Oil Company (KOC), responsible for the upstream activity in Koweit.

Under the contract, initially signed in 1997 and previously renewed in 2001, Total provides its expertise to KOC related, among others, to the oil production of fields in the Saudi Arabia-Kuwait Neutral Zone and the exploration of onshore Kuwait.

The contract enables Total to more effectively assess the country’s high-potential upstream segment. Total is also a partner in the ChevronTexaco-led consortium that is competing with two other consortiums to open oil exploration in northern Kuwait to foreign companies.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com